MEMBERSHIP INTEREST PURCHASE AGREEMENT

Among

BORGWARNER INC.,

BORGWARNER MORSE TEC LLC,

and

ENSTAR HOLDINGS (US) LLC

Dated as of October 30, 2019

INDEX OF DEFINED TERMS
(OTHER THAN TERMS DEFINED IN SECTION 6.15)

Sale	Section 1.1
Acquisition Engagement	Section 6.12(a)
Agreement	Preamble
Assumption Agreement	Recitals
Balance Sheet Date	Section 2.7(a)
Buyer	Preamble
Buyer 401(k) Plan	Section 4.5(d)
Buyer Balance Sheet	Section 3.5(a)
Buyer Fundamental Representations	Section 5.1
Buyer Guaranty	Recitals
Buyer Indemnified Party	Section 5.2(a)
Buyer Plans	Section 4.5(b)
Closing	Section 1.2
Closing Date	Section 1.2
Closing Payment	Recitals
Closing Roll-Forward Amount Statement	Section 1.3(b)
Company	Preamble
Company Balance Sheet	Section 2.7(a)
Company Employees	Section 2.10(a)
Company Financial Statements	Section 2.7(a)
Company Indemnified Party	Section 4.3(a)
Company Interests	Recitals
Company Parties	Section 6.12(a)
Continuing Employees	Section 4.5(a)
Deductible	Section 5.2(a)
Disputed Items	Section 1.3(c)
Enforceability Limitations	Section 2.1(a)
Estimated Roll-Forward Amount	Section 1.3(a)
Estimated Roll-Forward Amount Statement	Section 1.3(a)
Final Roll-Forward Amount	Section 1.3(d)
Indemnified Party	Section 5.3(a)
Indemnifying Party	Section 5.3(b)
Individual Basket Amount	Section 5.2(a)
Insurance Policy	Section 2.16(a)
Leases	Section 2.14(b)
Material Contracts	Section 2.8(b)
Notice of Claim	Section 5.3(a)
Objections Statement	Section 1.3(c)
Party or Parties	Preamble
Pre-Closing Books and Records	Section 4.1(a)
Pre-Closing Election	Section 2.11(j)
Pre-Closing Tax Period	Section 5.2(a)(iii)
Proposed Roll-Forward Amount Statement	Section 1.3(c)
Seller	Preamble
Seller Fundamental Representations	Section 5.1
Seller Indemnified Party	Section 5.2(b)
Solvency Opinion	Recitals
STB	Section 6.12(a)
Straddle Period	Section 5.2(a)(iii)
Tax Claim	Section 4.6(f)(i)
Third Party Assumption Agreement	Section 2.16(a)
Transfer Taxes	Section 4.6(g)

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT, dated as of October 30, 2019 (this “Agreement”), is made and entered into by and among BorgWarner Inc., a Delaware corporation (the “Seller”), Enstar Holdings (US) LLC, a Delaware limited liability company (the “Buyer”), and BorgWarner Morse TEC LLC, a Delaware limited liability company (the “Company”). Seller, Buyer and the Company are each referred to individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Seller is the sole owner of all of the issued and outstanding limited liability company membership interests of the Company (the “Company Interests”);

WHEREAS, immediately prior to the execution and delivery of this Agreement, the Company has entered into that certain Assumption Agreement, dated as of the date hereof (the “Assumption Agreement”), with Seller and its subsidiaries party thereto pursuant to which the Company has assumed and agreed to pay, honor and discharge as and when due the Asbestos- Related Liabilities of Seller and each such subsidiary;

WHEREAS, the Company, as successor-in-interest to Borg-Warner Corporation, has certain Asbestos-Related Liabilities and Environmental Liabilities for which the Company will remain responsible following the Closing;

WHEREAS, prior to the execution and delivery of this Agreement, the Company distributed all of the equity of BWA Receivables Corporation to Seller;

WHEREAS, the Seller has ensured that upon execution and delivery of this Agreement, a contribution of $169,562,733 in cash has been made to the Company (the “Closing Payment”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Buyer has executed and delivered to Seller that certain guarantee and commitment in favor of the Company and the Seller, dated as of the date hereof (the “Buyer Guarantee”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Duff & Phelps LLP has delivered opinions to the board of directors of the Seller and the board of directors of the Company, concluding that, among other things, the Company is Solvent immediately prior to, at the time of, and after giving effect to the Sale (the “Solvency Opinion”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I
PURCHASE AND SALE; CLOSING

Section 1.1 Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller hereby sells, assigns and transfers to Buyer, and Buyer hereby purchases from Seller, the Company Interests free and clear of all Liens (other than Liens on transfer imposed under applicable securities Laws) (the “Sale”) in exchange for the covenants and agreements of Buyer contained herein and in the Buyer Guarantee.

Section 1.2 The Closing.

(a) The closing of the Sale (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017 on the date hereof (the “Closing Date”).

(b) At the Closing, Seller shall deliver or cause to be delivered to Buyer:

(i) certificates representing the Company Interests, duly endorsed by the Seller for transfer to the Buyer;

(ii) an assignment and assumption of the Company Interests, duly executed by Seller conveying to Buyer all of the Seller’s right, title and interest to the Company Interests free and clear of all Liens (other than Liens on transfer imposed under applicable securities Laws);

(iii) letter of resignation from the directors and officers of the Company set forth in Section 1.2 of the Disclosure Schedules;

(iv) evidence reasonably acceptable to Buyer of the Company’s receipt of the Closing Payment;

(v) evidence reasonably acceptable to Buyer that the Company has been released from all intercompany loans and other obligations owed by it to Seller or any of its Affiliates, other than as expressly contemplated by this Agreement;

(vi) all minute books and corporate seals for the Company;

(vii) a certification of Seller’s non-foreign status as set forth in Section 1.1445-2(b) of the Code; and

(viii) the Buyer Guarantee, duly executed by Seller and the Company.

(c) Buyer’s Deliverables. At the Closing, Buyer shall deliver or cause to be delivered to Seller:

(i) an assignment and assumption of the Company Interests, duly executed by Buyer;

(ii) the Buyer Guarantee, duly executed by Buyer.

Section 1.3 Closing Payment Adjustment.

(a) Schedule 1.3 attached hereto is Seller’s good faith estimate and calculation of the Roll-Forward Amount (such estimate, the “Estimated Roll-Forward Amount” and such statement, the “Estimated Roll-Forward Amount Statement”).

(b) As promptly as possible, but in any event within 30 days after the Closing Date, Buyer may, at its option, deliver Buyer’s calculation of the Roll-Forward Amount to Seller (the “Closing Roll-Forward Amount Statement”).

(c) If Buyer delivers the Closing Roll-Forward Amount Statement, Buyer will, and will cause the Company to (i) assist Seller and its representatives in the review of the Closing Roll-Forward Amount Statement and provide Seller and its representatives with full access during normal business hours to the books, records (including work papers, schedules, memoranda and other documents), supporting data, facilities and employees of the Company for purposes of their review of the Closing Roll-Forward Amount Statement, and (ii) cooperate with Seller and its representatives in connection with such review, including providing on a timely basis all other information necessary or useful in connection with the review of the Closing Roll-Forward Amount Statement as is reasonably requested by Seller or its representatives. If Seller has any objections to the Closing Roll-Forward Amount Statement, Seller will deliver to Buyer a statement setting forth its objections thereto (an “Objections Statement”), which statement will identify in reasonable detail those items and amounts to which Seller objects (the “Disputed Items”). If an Objections Statement is not delivered to Buyer within 30 days after delivery of the Closing Roll-Forward Amount Statement, the Closing Roll-Forward Amount Statement as prepared by Buyer will be final, binding and non-appealable by the Parties. Seller and Buyer will negotiate in good faith to resolve any Disputed Items and all such discussions related thereto will (unless otherwise agreed by Buyer and Seller) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule, but if they do not reach a final resolution within 30 days after the delivery of the Objections Statement to Buyer, Seller and Buyer will submit any unresolved Disputed Items to the Independent Accountant. In the event the Parties submit any unresolved Disputed Items to the Independent Accountant, each Party will submit its proposed version of the Closing Roll-Forward Amount Statement (each a “Proposed Roll-Forward Amount Statement”) (which in the case of each Party may be a statement that, with respect to the unresolved Disputed Items (but not with respect to any other items, except to the extent that such other items relate to the Disputed Items), is different than the Closing Roll-Forward Amount Statement initially submitted to Seller or the Objections Statement delivered to Buyer, as applicable) together with such supporting documentation as it deems appropriate, to the Independent Accountant within ten (10) days after the date on which such unresolved Disputed Items were submitted to the Independent Accountant for resolution. Seller and Buyer will use their respective commercially reasonable efforts to cause the Independent Accountant to resolve such dispute as soon as practicable, but in any event within 30 days after the date on which the Independent Accountant receives the Proposed Roll-Forward Amount Statements prepared by Seller and Buyer. The Independent Accountant will resolve such dispute by choosing, in its entirety, the Proposed Roll-Forward Amount Statement proposed by either Seller or Buyer, and will make no other resolution of such dispute (including by combining elements of the Proposed Roll-Forward Amount Statements submitted by both Parties). The Proposed Roll-Forward Amount Statement selected by the Independent Accountant will be final, binding and non-appealable by the Parties. Each Party will bear its own costs and expenses in connection with the resolution of such dispute by the Independent Accountant. The costs and expenses of the Independent Accountant will be paid by the Party whose Proposed Roll-Forward Amount Statement is not chosen by the Independent Accountant in its resolution of the dispute.

(d) If the Roll-Forward Amount as finally determined pursuant to Section 1.3(c) (the “Final Roll-Forward Amount”) is less than the Estimated Roll-Forward Amount, then, within five business days after the determination of the Final Roll-Forward Amount, Seller will pay an amount equal to such shortfall to the Company by wire transfer of immediately available funds to an account or accounts designated by the Company to Seller.

(e) If the Final Roll-Forward Amount is greater than the Estimated Roll-Forward Amount, then, within five business days after the determination of the Final Roll-Forward Amount, the Company will pay an amount equal to such excess to the Seller by wire transfer of immediately available funds to an account or accounts designated by Seller to the Company.

(f) All payments required pursuant to Section 1.3(d) and Section 1.3(e) will be deemed to be adjustments for Tax purposes to the Closing Payment, unless otherwise required by Law.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as otherwise disclosed in the Disclosure Schedules (it being agreed that disclosure of any item in any section or subsection of the Disclosure Schedules shall also be deemed to be disclosed with respect to any other section or subsection to which the relevance of such item is reasonably apparent on the face of such disclosure), as of the date of this Agreement Seller hereby represents and warrants to Buyer:

Section 2.1 Authority.

(a) Each of Seller and the Company has all requisite power and authority to execute and deliver this Agreement and each other agreement contemplated hereby to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Seller and the Company of this Agreement and each other agreement contemplated hereby to which it is a party and the consummation by Seller and the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action of Seller and the Company, as applicable. Each of Seller and the Company has duly executed and delivered this Agreement and each other agreement contemplated hereby to which it is a party and, assuming the due authorization, execution and delivery by Buyer of this Agreement and each other agreement contemplated hereby to which it is a party, this Agreement and each such other agreement constitute each of Seller’s and the Company’s legal, valid and binding obligation, enforceable against them, as applicable, in accordance with their terms, except as limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity (the “Enforceability Limitations”).

(b) Each Liability Transferor has all requisite power and authority to execute and deliver the Assumption Agreement, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution, delivery and performance by each Liability Transferor of the transactions contemplated thereby have been duly authorized by all necessary corporate action of such Liability Transferor. Each Liability Transferor has duly executed and delivered the Assumption Agreement and the Assumption Agreement constitutes each Liability Transferor’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by the Enforceability Limitations.

(c) Each Affiliate of Seller that was a party to the Reorganization Transactions had all requisite power and authority to execute and deliver the Reorganization Documents, to perform its obligations thereunder and to consummate the Reorganization Transactions. The execution, delivery and performance by such Affiliates of Seller of the Reorganization Transactions was duly authorized by all necessary corporate action of such Affiliates of Seller. Each such Affiliate of Seller duly executed and delivered the Reorganization Documents and the Reorganization Documents constitute each such Affiliate’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by the Enforceability Limitations.

Section 2.2 Organization and Corporate Power.

(a) The Company is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted. The Company is duly qualified or licensed to do business in each jurisdiction in which the nature of its business makes such qualification or licensing necessary under applicable law.

(b) True and correct copies of the Constituent Documents of the Company as in effect on the date of this Agreement have been made available to Buyer. The Company is not in violation of any provision of its Constituent Documents.

Section 2.3 Consents and Approvals; No Conflicts.

(a) No filing or registration with, notification to, or authorization, consent, expiration of waiting period or approval of any Governmental Entity is required to be made or obtained by Seller, the Company, the Liability Transferors or any other Affiliate of Seller in connection with the execution, delivery or performance of this Agreement, the Assumption Agreement, the Reorganization Documents or the other agreements contemplated hereby.

(b) The execution, delivery and performance of this Agreement, the Assumption Agreement, the Reorganization Documents and each other agreement contemplated hereby by Seller, the Company, the Liabilities Transferors and/or any other Affiliate of Seller, as applicable, does not, and the consummation of the transactions contemplated hereby or thereby do not and will not (i) conflict with or result in a violation of any provision of the Constituent Documents of Seller, the Company, the Liability Transferors or any other Affiliate of Seller; (ii) conflict with or result in a violation of any Law or Order applicable to Seller, the Company, the Liability Transferors, any other Affiliate of Seller or any of their respective properties or assets; (iii) result in the creation of any Lien (other than a Permitted Lien) upon any assets of the Company; or (iv) except as set forth in the Disclosure Schedule, with or without notice, lapse of time or both, conflict with or result in any breach of, constitute a default under, result in a material violation of, result in the acceleration of or create in any party the right to accelerate, terminate or cancel any Contract to which Seller, the Company, the Liability Transferors or any other Affiliate of Seller are a party.

Section 2.4 Capitalization.

(a) The Company Interests constitute all of the issued and outstanding membership interests of the Company. All of the Company Interests were duly authorized and validly issued, have been issued in compliance with applicable Law and not in violation of any preemptive rights, rights of first offer, rights of first refusal or similar rights. Seller is the owner of all of the Company Interests and upon transfer of the Company Interests to Buyer at the Closing in accordance with this Agreement, Buyer will own all of the Company Interests free and clear of any Liens other than any (x) transfer restrictions under applicable federal and state securities Laws and (y) Liens created by Buyer.

(b) (i) The Company has not issued or granted and is not bound by any outstanding options, equity-based awards, equity-linked securities, phantom stock, warrants, puts, calls, subscription rights, preemptive rights, redemption rights or securities convertible or exchangeable into equity securities of the Company and (ii) the Company is not a party or subject to any Contract obligating the Company to (A) issue, transfer or sell any equity interests of the Company or securities convertible into or exchangeable or exercisable for such equity interests, (B) issue, grant or be bound by any options, equity-based awards, equity-linked securities, phantom stock, warrants, puts, calls, subscription rights, preemptive rights, redemption rights or securities convertible or exchangeable into equity securities of the Company or (C) redeem, repurchase or otherwise acquire any equity securities of the Company.

(c) Neither Seller nor the Company are parties to any Contract that restricts the transfer of, that relates to (or that provide a proxy for) the voting of, or that provides registration rights in respect of, the equity interests of the Company. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which equity holders of the Company may vote.

(d) The Company does not own any capital stock or equity interests of any other Person.

Section 2.5 Legal Proceedings.

(a) Set forth on Section 2.5(a) of the Disclosure Schedules are all material Claims that, since January 1, 2016 through the date that is five (5) Business Days prior to the date of this Agreement, have been filed in state of federal court that involve Asbestos-Related Liabilities.

(b) Except for (i) for pending or threatened Claims with respect Asbestos-Related Liabilities and (ii) as set forth on Section 2.5(b) of the Disclosure Schedules, as of the date of this Agreement, there are no other Claims pending or, to the knowledge of Seller, threatened against the Company.

(c) Except as set forth on Section 2.5(c) of the Disclosure Schedules, neither the Company nor any of its respective properties, rights or assets are subject to any Order.

Section 2.6 Compliance with Laws; Permits.

(a) The Company is, and since January 1, 2016 has been, in compliance with all (and have not violated any) applicable Laws and Orders.

(b) Since January 1, 2016, neither Seller nor the Company has received any written notice or written inquiry from a Governmental Authority alleging that the Company is not in compliance with (or has violated) any Law, Order or Permit. To the Knowledge of the Seller: (i) no investigation (whether civil, criminal, administrative, investigative, formal or informal) by any Governmental Authority with respect to the Company is pending or threatened, nor (ii) has any Governmental Authority notified the Company of an intention to conduct the same.

(c) The Company holds and is in compliance with, and since January 1, 2016 has held and has been in compliance with, all Permits necessary for the lawful conduct of its business and the ownership and use of its properties and assets and each of such Permits is valid and in full force and effect.

Section 2.7 Financial Statements and Undisclosed Liabilities.

(a) True and correct copies of the unaudited pro forma balance sheets of the Company as of December 31, 2018 (such balance sheet, the “Company Balance Sheet” and such date, the “Balance Sheet Date”), December 31, 2017 and December 31, 2016 and the related unaudited pro forma statements of income are set forth in Section 2.7(a)(i) of the Disclosure Schedules, in each case reflecting the Reorganization Transactions and the transactions contemplated by the Assumption Agreement (collectively, the “Company Financial Statements”). Except as set forth on Section 2.7(a)(ii) of the Disclosure Schedules, the Company Financial Statements (i) have been derived from the accounting books and records of the Company, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iii) fairly present, in all material respects, the consolidated financial position of the Company as of the date indicated (subject to normal year-end audit adjustments and the absence of notes, none of which individually or in the aggregate are material).

(b) Except for: (i) the Asbestos-Related Liabilities and Environmental Liabilities; (ii) liabilities or obligations set forth on the Company Balance Sheet or incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice; or (iii) liabilities or obligations incurred in connection with the transactions contemplated by this Agreement, the Company does not have any liabilities or obligations of any nature (whether absolute, contingent, accrued or otherwise).

(c) The Company has good and valid title to, and a valid leasehold interest in, all personal property and other assets reflected on the Company Balance Sheet or acquired after the Balance Sheet Date, other than property and assets sold or otherwise disposed of in the ordinary course of business since such date. All such property and assets are held by the Company free and clear of any and all Liens other than Permitted Liens.

(d) Except as set forth on Section 2.7(d) of the Disclosure Schedules, since the Balance Sheet Date, the Company has conducted its business in the ordinary course and there has not occurred any material adverse effect on the financial condition or operating results of the Company.

Section 2.8 Company Material Contracts.

(a) Except as set forth on Section 2.8(a) of the Disclosure Schedules, the Company is not a party to or bound by any Contract with rights or obligations remaining in effect as of the date of this Agreement:

(i) that provides for legal and case management services with respect to Asbestos-Related Liabilities;

(ii) (A) with a supplier that involves individual or aggregate payments or consideration by the Company to such supplier and its Affiliates of more than $100,000 in the 12-month period prior to the date of this Agreement or (B) that is expected to involve individual or aggregate payments or consideration by the Company of more than $100,000 in any 12-month period following the Closing (provided, that the Company need not disclose on the Disclosure Schedules any Contract pursuant to this clause (ii) if such Contract is also required disclosed pursuant to any other clause of this Section 2.8(a));

(iii) that relates to any joint venture, partnership or other similar agreement or arrangements;

(iv) that (A) is a credit agreement, loan agreement, indenture, security agreement, guarantee, note, mortgage or other Contract providing for or securing indebtedness for borrowed money (or guaranteeing the indebtedness for borrowed money of another Person), (B) grants a Lien (other than a Permitted Lien) or restricts the granting of Liens on any property or asset of the Company, (C) provides for or relates to any interest, currency or hedging, derivatives or similar Contracts or (D) restricts payment of dividends or any distributions in respect of the equity interests of the Company;

(v) that is between (A) the Company, on the one hand, and (B) any of the Seller or its Affiliates (other than the Company), on the other hand;

(vi) that is for the acquisition or disposition (by merger, stock purchase or otherwise), of equity interests of any Person, pursuant to which the Company has any outstanding payment obligations;

(vii) that requires the Company to make any investment (in each case, in the form of a loan, capital contribution or similar transaction) in any Person;

(viii) that relates to material Intellectual Property licensed to the Company, other than non-exclusive licenses entered into in the ordinary course of business with an aggregate value of less than $75,000;

(ix) under which the Company (A) leases or subleases any real property from any other Person or (B) leases from any other Person any equipment or other tangible personal property;

(x) that is an engagement letter with a law firm or other professional advisors of the Company;

(xi) that is a settlement or other similar agreement with an insurer with respect to any Asbestos-Related Liabilities;

(xii) that is a settlement or other similar agreement of which the Seller has Knowledge and that is in the possession or control of the Company with respect to any Environmental Liabilities of the Company; or

(xiii) that is not otherwise described in clauses (i) through (xii) above and calls for aggregate payments by, or other consideration from (or aggregate payments, or other consideration, to) the Company of more than $500,000.

(b) The Contracts required to be listed on Section 2.8(a) of the Disclosure Schedules are referred to herein as the “Material Contracts.” Except as set forth Section 2.8(a) of the Disclosure Schedules, the Company has made available to Buyer true, correct and complete copies of each Material Contract, including any schedules, exhibits and amendments thereto.

(c) (i) Each Material Contract is valid and binding on the Company and is in full force and effect, and, to the Knowledge of the Seller, is valid and binding on the other parties thereto, subject to the Enforceability Limitations, and (ii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a breach or default on the part of the Company under any Material Contract or, to the Knowledge of the Seller, any other party thereto. As of the date hereof, the Company is not and has not been in a material dispute with a counterparty to a Material Contract and has not received written notice from any other party to a Material Contract that such other party intends to terminate or fail to renew any such Material Contract.

Section 2.9 Company Benefit Plans.

(a) Section 2.9(a) of the Disclosure Schedules contains a true and complete list of all Company Benefit Plans. The Company has previously made available to Buyer, as applicable, true and complete copies of: (i) each Company Benefit Plan (or, to the extent no such copy exists, an accurate description thereof); (ii) each trust agreement, administrative agreement, insurance policy or other funding contract related to each such Company Benefit Plan; (iii) the most recent financial statements and the most recent Form 5500 required to have been filed with respect to each such Company Benefit Plan; (iv) the most recently received IRS determination letters or opinion letters, if any, with respect to any such Company Benefit Plan that is intended to qualify under Section 401(a) of the Code; and (v) the most recent summary plan description for each such Company Benefit Plan, including any summary of material modifications required under ERISA.

(b) Each Company Benefit Plan has been established, operated and administered in compliance and in accordance with its terms and applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder. Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received or has an application pending or remains within the remedial amendment period for obtaining a favorable determination letter as to its qualification, or if such Company Benefit Plan is a prototype plan, the opinion or notification letter for each such Company Benefit Plan, and nothing has occurred that would reasonably be expected to cause the loss of such qualification. There are no material actions, suits or claims (other than routine claims for benefits in the normal course), investigations, audits, inquiries or proceedings pending or, to the Knowledge of the Seller, threatened by the IRS or any other Governmental Entity with respect to any Company Benefit Plan.

(c) The Company has not incurred (including by virtue of being an ERISA Affiliate of any other Person), any liability with respect to (i) any “employee pension plan,” as defined in Section 3(2) of ERISA, that is subject to Title IV of ERISA or Section 412 or Section 4971 of the Code or (ii) any “multiemployer plan” (as defined in ERISA Section 3(37)).

(d) No Company Benefit Plan provides for medical or welfare benefits (through insurance or otherwise), or for the continuation of such benefits or coverage, in any case, after retirement or other termination of employment, except as may be required by Part 6 of Subtitle B of Title I of ERISA, the Consolidated Omnibus Budget Reconciliation Act, as may be amended, and Section 4980B of the Code or similar state group health plan continuation Law or foreign Law.

(e) Except as set forth on Section 2.9(e) of the Disclosure Schedules, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in conjunction with any other event) will, or could reasonably be expected to result in any payment (including severance, unemployment compensation, forgiveness of indebtedness or otherwise) becoming due under any Company Benefit Plan.

Section 2.10 Labor Matters.

(a) Section 2.10 of the Disclosure Schedules sets forth the individuals employed by the Company as of the date of this Agreement (the “Company Employees”) and each Company Employee’s: name, hire date, position or job title, employing entity, primary work location, base salary or wage rate, equity compensation and target incentive compensation opportunity for the current fiscal year.

(b) The Company is not a party to or otherwise bound by any collective bargaining agreement or other contract or agreement with any labor organization or other representative of any employees of the Company, nor is any such contract or agreement presently being negotiated. There are, and since January 1, 2016 have been, no effort being made or threatened by or on behalf of any labor union, works council, employee committee or representative or other labor organization to authorize representation of any employees of the Company by any labor organization. Since January 1, 2016 no petition has been filed, nor has any Claim been instituted by any employee of the Company, group of employees of the Company, or labor organization with any labor relations board or commission seeking recognition of a collective bargaining or similar representative.

(c) The Company has not closed any plant or facility, effectuated any layoffs of employees or implemented any early retirement, separation or window program within the past three years, nor has the Company planned or announced any such action or program for the future.

Section 2.11 Taxes.

(a) The Company has timely filed (or caused to be timely filed) all income and other material Tax Returns required to be filed by it, and all such Tax Returns are true, correct and complete in all material respects. The Company has timely paid (or caused to be paid) all income and other material Taxes due and payable by it and has withheld and paid all material Taxes that the Company is obligated to withhold from amounts owing to any employee, former employee, independent contractor, shareholder, creditor or any other Person, and complied with all information reporting and back up withholding provisions of applicable Law.

(b) No material deficiency for any Tax has been asserted or assessed against the Company by a Tax authority in writing, other than any deficiency that has been fully paid, settled or withdrawn. The Company has not waived any statute of limitations or agreed to any extension of time with respect to a material Tax assessment or deficiency. There are no Liens for Taxes on the assets of the Company other than Liens for Taxes not yet due or payable.

(c) No audit, examination, investigation or other proceeding in respect of any material Taxes or any income or other material Tax Return of the Company is currently pending or threatened in writing.

(d) The Company (i) is not or has not been a member of a group (other than any such group the common parent of which is Seller) filing a consolidated, combined, affiliated, unitary or similar income Tax Return or (ii) does not have any liability for Taxes of any Person (other than the Company) arising from the application of Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, or otherwise by operation of Law.

(e) The Company is not a party to or bound by or has any obligation under any material Tax allocation, sharing, indemnity, reimbursement or similar agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements the primary subject matter of which is not Tax matters).

(f) No written claim has been made by any Tax authority in a jurisdiction where the Company has not filed a Tax Return that it is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction, other than any such claims that have been fully resolved.

(g) The Company has been neither a “distributing corporation” nor a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(h) The Company has not participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Law); provided that, for the avoidance of doubt, in no event shall the transactions consummated or contemplated by this Agreement be deemed a listed transaction under Notice 2001-17.

(i) The Company will not be required to include a material item of income (or exclude a material item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in method of accounting occurring prior to the Closing Date, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received, or paid, prior to the Closing Date, (iv) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date or (v) any intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to a transaction occurring on or prior to the Closing Date.

(j) The Company made an election pursuant to the provisions of Treasury Regulation section 301.7701-3 to be classified as a corporation for U.S. federal income and applicable (state and local) Tax purposes (“Pre-Closing Election”).

(k) The Company was solvent for U.S. federal income Tax purposes immediately prior to the making of the Pre-Closing Election.

(l) The Pre-Closing Election qualifies as a tax-free transaction pursuant to Section 351 of the Code and the tax basis of the Company’s assets were determined pursuant to Section 362(a) of the Code without limitation under Section 362(e)(2) or any other section of the Code (or any similar provision of applicable state, local or non-U.S. Law).

Section 2.12 Intellectual Property. The Company does not own any registered Intellectual Property.

Section 2.13 Environmental Matters. Except as set forth on Section 2.13 of the Disclosure Schedules, to the Knowledge of Seller, the Company has no liabilities under applicable Environmental Laws.

Section 2.14 Real Property.

(a) The Company does not own any real property or interests in real property or any options to acquire such real property or interests therein.

(b) Section 2.14(b) of the Disclosure Schedules identifies all leases, subleases, licenses and other occupancy agreements in effect as of the date hereof pursuant to which the Company occupies real property (the “Leases”).

(c) Each Lease is valid, in full force and effect and enforceable against the Company and the Company is not in default (and there is no event or condition that after notice or lapse of time or both would constitute a default by the Company) under any Lease and, to the Knowledge of the Seller, there is no default (or event or condition that after notice or lapse of time or both would constitute a default) by any other party thereto under any Lease.

Section 2.15 Actuarial Reports. Seller has provided to Buyer true and complete copies of the final versions of all actuarial reports and other formal studies prepared by or on behalf of the Company or Seller as of any date on or after January 1, 2016 (that relate to any period on or after January 1, 2016) by third party actuaries or consultants relating to the Asbestos-Related Liabilities or Environmental Liabilities, and all material attachments, addenda, supplements and modifications thereto. To Seller’s Knowledge, all written information and data furnished directly by Seller and its Affiliates to their actuaries or consultants, as the case may be, and used in the final version of such actuarial reports and other formal studies were accurate in all material respects at the time they were provided.

Section 2.16 Insurance Coverage.

(a) Section 2.16(a)(i) of the Disclosure Schedules identifies all insurance policies (including the names of each insured), insurance coverage in place agreements, insurance settlement agreements and any other agreements that has a reasonable prospect of providing (or provides a colorable claim for) insurance coverage with respect to Asbestos-Related Liabilities or Environmental Liabilities (each such policy or agreement required to be set forth in Section 2.16(a)(i) of the Disclosure Schedules, an “Insurance Policy”). Section 2.16(a)(ii) of the Disclosure Schedules identifies all indemnity agreements, assumption agreements and any other agreements that may provide for the assumption by a third party of Asbestos-Related Liabilities or Environmental Liabilities (each such agreement required to be set forth in Section 2.16(a)(ii) of the Disclosure Schedules, a “Third Party Assumption Agreement”). Except as set forth in Section 2.16(a)(iii) of the Disclosure Schedules, no Insurance Policy provides coverage for any liabilities other than Asbestos-Related Liabilities or Environmental Liabilities.

(b) Except as set forth in Section 2.16(b) of the Disclosure Schedule: (i) all of the Insurance Policies and Third Party Assumption Agreements are in full force and effect and are legal, valid, binding and enforceable in accordance with their respective terms, (ii) neither the Company, Seller nor any of their Affiliates is in breach or default thereof (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, will constitute such a breach or default, or permit termination or modification, of any of the Insurance Policies or Third Party Assumption Agreements, (iii) to the Seller’s Knowledge, no insurer on any of the Insurance Policies nor any counterparty to a Third Party Assumption Agreement has been declared insolvent or placed in receivership, conservatorship or liquidation; except for those insurers identified as such in Section 2.16(b) of the Disclosure Schedule, and (iv) no written notice of cancellation or termination of any of the Insurance Policies or Third Party Assumption Agreement has been received by the Company, Seller or any of their Affiliates.

(c) Seller hereby represents and warrants, and Buyer hereby acknowledges, that Seller and Company are parties to insurance coverage litigation regarding the Insurance Policies in the Circuit Court of Cook County, Illinois captioned Continental Casualty Company, et al. v. BorgWarner, Inc., et al. (Case No. 04 CH 01708) and that the insurers in that litigation have disputed their coverage obligations and contended, and continue to contend, that Seller and Company (and/or their respective Affiliates) have breached or otherwise failed to comply with the terms and conditions of the Insurance Policies.

Section 2.17 Absence of Certain Changes. Except as set forth on Section 2.17 of the Disclosure Schedule, (i) since July 1, 2015, the Company has not conducted any material business or operations other than with respect to the management of Asbestos-Related Liabilities and Environmental Liabilities and (ii) since the Balance Sheet Date, the Company has not:

(a) (i) declared, set aside or paid any dividend or distribution (in cash, equity or otherwise) on any of its equity interests, (ii) purchased, redeemed, repurchased or otherwise acquired any of its equity interests, (iii) issued, sold, pledged, transferred, disposed of or encumbered any of its equity interests, or (iv) split, combined, subdivided or reclassified any of its equity interests;

(b) acquired or disposed of (by merger, consolidation or acquisition or disposition of stock or other equity interest or of assets) any Person or business or division thereof other than investments in marketable securities made in the ordinary course of business;

(c) (i) incurred any indebtedness for borrowed money or (ii) made any loans, advances or capital contributions to, or investments in, any other Person, or (iii) granted a Lien on any of its assets (other than Permitted Liens);

(d) voluntarily adopted a plan of complete or partial liquidation or authorized or undertook a dissolution, consolidation, winding up, restructuring, recapitalization or other reorganization, including in respect to creditors;

(e) made any change in its policies or practices regarding payment and administration of Asbestos-Related Liabilities or Environmental Liabilities, except in the ordinary course of business;

(f) entered into, modified, amended or terminated any Insurance Policy, Third Party Assumption Agreement or Material Contract or waived, released or assigned any rights or claims thereunder, except as disclosed in Section 2.16(a)(i) of the Disclosure Schedules;

(g) settled, compromised or bought back, or provided authority to any Person to settle, compromise or buy back, any Insurance Policy or any Recovery Rights with respect to the Insurance Policies or the Third Party Assumption Agreements, except as disclosed in Section 2.16(a)(i) of the Disclosure Schedules;

(h) undertook or committed to make any capital expenditures;

(i) transferred, assigned, sold or disposed of (by lease, license or otherwise) any assets having an aggregate value of more than $50,000 in the aggregate, or cancelled any indebtedness for borrowed money;

(j) made any material payment to any Affiliate of the Company or any Seller; or

(k) agreed or otherwise committed to take any of the foregoing actions.

Section 2.18 Brokers. Neither Seller, nor the Company or their respective Affiliates have engaged any bankers, brokers or other persons who may be paid a fee as a result of the transactions contemplated by this Agreement for which Buyer or its Affiliates (including the Company following the Closing) may be liable.

Section 2.19 Predecessor Entities. Seller hereby acknowledges that all references to “the Company” in the foregoing representations (and any applicable definitions in defined terms used therein) include each predecessor entity merged into the Company.

Section 2.20 No Other Representations or Warranties. Except for the representations and warranties of Buyer in Article III, Seller acknowledges that neither Buyer nor any Person acting on its behalf has made, and shall not be deemed to have made, any other express or any implied representations or warranties whatsoever and specifically (but without limiting the generality of the foregoing) that neither Buyer nor any Person acting on its behalf makes any representation or warranty with respect to any forecasts, projections or estimates provided by Buyer or any Person acting on its behalf to Seller, any of Seller’s Affiliates or any Person acting on any of their behalf. The Seller has not relied on any such information or any representation or warranty not set forth in Article III.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF BUYER

Except as otherwise disclosed in the Disclosure Schedules (it being agreed that disclosure of any item in any section or subsection of the Disclosure Schedules shall also be deemed to be disclosed with respect to any other section or subsection to which the relevance of such item is reasonably apparent on the face of such disclosure), Buyer hereby represents and warrants to Seller and the Company as follows:

Section 3.1 Authority. Buyer has all requisite power and authority to execute and deliver this Agreement and each other agreement contemplated hereby to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Buyer of this Agreement and each other agreement contemplated hereby to which it is a party and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action of Buyer, as applicable. Buyer has duly executed and delivered this Agreement and each other agreement contemplated hereby to which it is a party and, assuming the due authorization, execution and delivery by Seller and Company of this Agreement and each other agreement contemplated hereby to which each is a party, this Agreement and each such other agreement constitute Buyer’s legal, valid and binding obligation, enforceable against it in accordance with their terms, except as limited by the Enforceability Limitations.

Section 3.2 Organization and Corporate Power.

(a) Buyer is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted. Buyer is duly qualified or licensed to do business in each jurisdiction in which the nature of its business makes such qualification or licensing necessary under applicable law.

(b) True and correct copies of the Constituent Documents of Buyer as in effect on the date of this Agreement have been made available to Seller. Buyer is not in violation of any provision of its Constituent Documents.

Section 3.3 Consents and Approvals; No Conflicts.

(a) No filing or registration with, notification to, or authorization, consent, expiration of waiting period or approval of any Governmental Authority is required to be made or obtained by the Buyer in connection with the execution, delivery or performance of this Agreement or the other agreements contemplated hereby.

(b) The execution, delivery and performance of this Agreement and each other agreement contemplated hereby by Buyer does not, and the consummation of the transactions contemplated hereby or thereby do not and will not conflict with or result in a violation of or a default under (with or without the giving of notice or the lapse of time or both): (i) any provision of the Constituent Documents of Buyer; (ii) any Law or Order applicable to Buyer or any of its properties or assets; or (iii) any Contract to which Buyer is a party.

Section 3.4 Legal Proceedings. There are no Claims pending, or to the Knowledge of Buyer, threatened against Buyer or any Affiliate thereof or any of their respective assets, rights or properties or any of the officers or directors of Buyer or any Affiliate thereof that could affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby or thereby. Neither Buyer nor any Affiliate thereof nor any of their respective properties, rights or assets is or are subject to any Order, except for those that, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement.

Section 3.5 Buyer Financial Statements.

(a) A true and correct copy of a balance sheet of the Buyer as of the Balance Sheet Date is set forth in Section 3.5 of the Disclosure Schedules (the “Buyer Balance Sheet”). The Buyer Balance Sheet (i) has been derived from the accounting books and records of the Buyer, (ii) has been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iii) fairly presents, in all material respects, the financial position of Buyer as of the date indicated (subject to normal year-end audit adjustments and the absence of notes, none of which individually or in the aggregate are material).

(b) Except for: (i) liabilities or obligations set forth on the Buyer Balance Sheet or incurred since the Balance Sheet Date incurred the ordinary course of business consistent with past practice, (ii) liabilities or obligations incurred in accordance with the transactions contemplated by this Agreement or (iii) liabilities or obligations under capital maintenance agreements with or guarantees of Subsidiaries of Buyer set forth on Section 3.5(b) of the Buyer Disclosure Schedules, Buyer does not have any liabilities or obligations of any nature (whether absolute, contingent, accrued or otherwise) that would be required to be disclosed on a balance sheet prepared in accordance with GAAP.

Section 3.6 Brokers. Neither Buyer nor any of its Affiliates have engaged any bankers, brokers or other persons who may be paid a fee as a result of the transactions contemplated by this Agreement for which the Company, Seller or any of their respective Affiliates may be liable.

Section 3.7 Solvency.

(a) The Buyer is not entering into the transactions contemplated by this Agreement with the intent to hinder, delay, or defraud present or future creditors or claimants of the Company.

(b) Upon and immediately following the Closing (after giving effect to all of the transactions and agreements contemplated by this Agreement), Buyer will be Solvent.

Section 3.8 No Other Representations or Warranties.

(a) Buyer acknowledges that: (i) it has had access to the books and records, contracts, agreements and documents, and employees, agents and Representatives of the Company, Seller and such other Affiliates of Seller as it deems necessary or advisable in connection herewith; and (ii) Buyer has had an opportunity to seek accounting, legal and other advice or information in connection with its entry into this Agreement and the other documents referred to herein relating to the consummation of the transactions contemplated hereby and thereby.

(b) Buyer acknowledges and agrees that except for the representations and warranties of the Seller set forth in Article II, none of the Seller, the Company, their Affiliates or any Person acting on their behalf has made, and shall not be deemed to have made, any other express or any implied representations or warranties whatsoever and specifically (but without limiting the generality of the foregoing) that, except for the representations and warranties of the Seller set forth in Article II, neither the Seller, the Company, their Affiliates, nor any Person acting on their behalf had made any representation or warranty with respect to the Asbestos-Related Liabilities, the Environmental Liabilities or any forecasts, projections, estimates or reports or information (including financial or actuarial reports or information regarding the Asbestos-Related Liabilities, the Environmental Liabilities or other matters) provided by Seller, the Company, their Affiliates or any Person acting on their behalf, including any information provided in the data room and that Seller makes no representations or warranties regarding the amount (if any) that may collectible under any of the Insurance Policies or Third Party Assumption Agreements. Buyer acknowledges that payments with respect to the Asbestos-Related Liabilities and Environmental Liabilities may be greater than the amount set forth on the Company Financial Statements and in any actuarial reports or other studies provided pursuant to Section 2.15. Buyer and its Affiliates have not relied on (i) any representations and warranties or (ii) any forecasts, projections, estimates or reports or information (including financial or actuarial reports or information regarding the Asbestos-Related Liabilities, the Environmental Liabilities or other matters) provided by Seller, the Company, their Affiliates or any Person acting on their behalf (including any information provided in the data room) except, in each case, for those expressly set forth or referred to in Article II.

ARTICLE IV
COVENANTS

Section 4.1 Pre-Closing Books and Records.

(a) Following the Closing, Seller shall retain ownership of all books and records relating to the accounting, legal, litigation, tax, regulatory, business and financial affairs of the Company relating to the period prior to the Closing (“Pre-Closing Books and Records”). Seller will preserve and keep all Pre-Closing Books and Records for not less than ten (10) years after the Closing or for any longer period as may be (i) required by Law (including any statute of limitations and applicable extensions thereof) or any Governmental Entity or (ii) reasonably necessary with respect to the prosecution or defense of any audit or Claim that is then pending or threatened and with respect to which Buyer or the Company has notified Seller as to the need to retain such Pre-Closing Books and Records.

(b) After the Closing, Seller will, and will cause its Subsidiaries and Representatives to, afford to the Buyer and its Representatives (at the Buyer’s sole expense), access (i) to the Pre-Closing Books and Records during normal business hours upon reasonable notice by Buyer and Buyer shall be entitled to make and keep copies of the Pre-Closing Books and Records and (ii) to such employees of Seller and its Subsidiaries as is reasonably necessary to resolve any Claims for which the Company is responsible. At the Closing, Seller will deliver or cause to be delivered to the Buyer electronic copies of the Pre-Closing Books and Records to the extent such electronic copies are in Seller’s possession as of the date hereof.

(c) After the Closing, in connection with any audit, investigation, dispute or litigation involving Seller or its Affiliates, Buyer will cause the Company to afford to Seller and its Representatives (in each case, at Seller’s sole expense) access during normal business hours upon reasonable notice by Seller to (i) all books and records relating to the accounting, legal, litigation, tax, regulatory, business and financial affairs of the Company relating to the period after to the Closing to the extent reasonably related to such audit, investigation, dispute or litigation and (ii) to such employees of the Company as is reasonably necessary in connection therewith.

(d) All information received pursuant to this Section 4.1 that is not generally available to the public shall be kept confidential by the Party obtaining such information, subject to any disclosure (i) to such Party’s Representatives that are subject to confidentiality obligations (with such Party responsible for any breach of confidentiality by such Representatives) or (ii) that is required to be made by such Party in order to comply with applicable Law or the rules or regulations of any securities exchange upon which its securities or the securities of its Affiliates are traded provided that reasonable notice (and consultation to the extent practicable) shall be provided to the other Party prior to any such disclosure. Notwithstanding the foregoing, neither Party (or its Affiliates) shall be required to provide such access or furnish such information if it in good faith reasonably believes that doing so would be reasonably be expected to (x) breach or violate any applicable Law or Order, (y) result in the loss of attorney-client privilege, work product protection or any other evidentiary privilege or protection, or (z) violate any confidentiality obligation with respect to such information, provided that in each case of (x), (y) and (z) the Parties agree to collaborate in good faith to make alternative arrangements to allow for such access or disclosure in a manner that does not result in the events set forth in (x), (y) or (z).

Section 4.2 Publicity. In connection with the execution of this Agreement, each Party may issue a mutually agreed press release regarding the transactions contemplated herein and no Party shall issue a separate press release regarding the transactions contemplated herein without the prior written approval of the other Parties. For the avoidance of doubt, this provision shall not restrict the Parties from disclosing information about the transactions contemplated herein as may be required or advisable (in the good faith judgment of such Party or its outside counsel) under applicable Law or the rules or regulations of any securities exchange upon which its securities or the securities of its Affiliates are traded.

Section 4.3 Director & Officer Indemnification.

(a) For a period of six (6) years after the Closing, Buyer will cause the Company to indemnify, defend and hold harmless, to the same extent required by the Constituent Documents of Seller and the Company and in effect on the date of this Agreement and as permitted under applicable Law, all past and present managers, directors and officers of the Company (each, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”) against any liabilities, damages, costs or expenses (including reasonable attorneys’ fees and expenses) incurred in connection with any Claims (whether asserted before or after the Closing) arising out of acts or omissions occurring at or prior to the Closing in connection with such Company Indemnified Party having served as a manager, director or officer of the Company or having served at the request of the Company as a manager, director, officer or employee of any other corporation, limited liability company, partnership, joint venture, employee benefit plan, trust or other business, and, to the same extent that such Company Indemnified Parties have the right to advancement of expenses from the Company as of the date of this Agreement, to provide advancement of expenses to any such Company Indemnified Party, subject to receipt of an undertaking from such Company Indemnified Party to repay such advanced amounts if it is determined by a court of competent jurisdiction in a final judgment that such Company Indemnified Party was not entitled to indemnification. Buyer shall cause the Company to include and maintain in effect, for a period of six (6) years after the Closing Date, the provisions regarding indemnification and elimination of liability of managers, officers and directors that are in the Company’s Constituent Documents as in effect as of the date of this Agreement. Buyer shall cause the Company to honor all indemnification agreements with any Company Indemnified Party in effect as of the date of this Agreement only to the extent such indemnification agreements are set forth on Section 4.3(a) of the Disclosure Schedules.

(b) Within five (5) Business Days following the Closing Date, the Company shall, and at the expense of Buyer, purchase tail coverage with alternative insurers that have a rating of at least A- with AM Best for the benefit of each Company Indemnified Party, which provides coverage for a period of six (6) years after the Closing for acts or omissions occurring on or prior to the Closing with terms and conditions which are not less advantageous to such Company Indemnified Parties than the terms and conditions of the existing directors’ and officers’ liability insurance policy of the Company.

(c) In the event that the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any Person, then, in each such case to the extent so required, Buyer shall cause proper provision to be made so that such successor or assign of the Company assumes the obligations set forth in this Section 4.3.

(d) The provisions of this Section 4.3 are intended to be for the benefit of, and will be enforceable by, the Company Indemnified Parties following the Closing and are in addition to, and not in substitution for, any other rights to indemnification, advancement or contribution that any such Person may have by Law, Contract or otherwise.

Section 4.4 Termination of Affiliate Arrangements. Except as set forth on Section 4.4 of the Disclosure Schedules, effective as of the Closing, Seller shall terminate (or cause to be terminated) all intercompany agreements, Contracts and transactions between the Company, on the one hand, and Seller or any of its Affiliates (other than the Company), on the other hand, with no further obligations of or liability to the Company or Seller or their respective Affiliates with respect to any such Contracts or transactions.

Section 4.5 Employee Matters.

(a) Buyer shall provide, or shall cause the Company to provide, during the two (2) year period following the Closing Date, to employees of the Company who continue to be employed by the Company following the Closing (the “Continuing Employees”) (i) annual base salary, base wages, and target incentive compensation opportunities that are no less favorable than those provided by the Company, the Seller or their Affiliates (as applicable) immediately prior to the Closing and (ii) employee benefits at levels no less favorable than the employee benefits provided by Buyer and its Affiliates to similarly-situated employees.

(b) Buyer will give, or cause the Company or its Affiliates following the Closing to give, each Continuing Employee credit for the Continuing Employee’s service with the Seller, the Company or their Affiliates (as applicable) prior to the Closing for all purposes, including eligibility, vesting and accrual of benefits (but not benefit accrual under any defined benefit pension plan), to the same extent such service was recognized with respect to each Continuing Employee prior to the Closing, except in each case, to the extent such treatment would result in duplicative benefits. Buyer will, or will cause an Affiliate to, assume and honor all accrued and unused vacation and paid time off balances of the Continuing Employees. Buyer will use commercially reasonable efforts, and shall cause its Affiliates to use commercially reasonable efforts, to, (x) waive any preexisting condition limitations otherwise applicable to Continuing Employees and their eligible dependents under any plan of the Buyer or any of its Affiliates that provides group health benefits in which the Continuing Employees may be eligible to participate following the Closing (such plans, the “Buyer Plans”), to the extent waived or satisfied with respect to such employees as of the Closing under the analogous benefit plan covering such Continuing Employee prior to Closing, (y) honor any deductible, co-payment and out-of-pocket maximums incurred or paid by Continuing Employees and their eligible dependents under the benefit plan providing group health benefits in which such Continuing Employees participated immediately prior to the Closing during the portion of the calendar year prior to the Closing in satisfying any deductibles, co-payments or out-of-pocket maximums under a Buyer Plan in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred, and (z) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and such Continuing Employee’s eligible dependents on or after the Closing, in each case, to the extent such Continuing Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous plan prior to the Closing.

(c) Buyer will cause the Company following the Closing to honor the annual cash incentive awards or program applicable to each Continuing Employee for calendar year 2019 that are disclosed in Section 4.5(c) of the Disclosure Schedules. The Company (following the Closing) will pay to Continuing Employees such 2019 bonus in the ordinary course (and at the time ordinarily paid) in an amount no less than the target payout for each Continuing Employee for the 2019 fiscal year; provided, that if any Continuing Employee is involuntarily terminated by the Company (following the Closing) without cause (or, as applicable, if the Continuing Employee terminates for “good reason” (as defined in such Continuing Employee’s employment or similar agreement)) prior to the bonus payment date, a prorated portion of such bonus (based on the target payout) shall be paid to such terminated Continuing Employee.

(d) The Buyer and the Seller shall each take all actions necessary to provide that each Continuing Employee who so elects may make a direct rollover (as described in Section 401(a)(31) of the Code) of his or her account balance under any 401(k) plan maintained by the Seller or its Affiliates (other than the Company), including any promissory notes evidencing outstanding loan balances under such plan, to a 401(k) plan maintained by Buyer or its Affiliate (the “Buyer 401(k) Plan”), and the Buyer shall cause the Buyer 401(k) Plan to accept such direct rollovers (including any promissory notes evidencing outstanding loan balances under such plan).

(e) Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 4.5 shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan or employee benefit plan of Buyer, (ii) create any third party rights in any Person or (iii) alter or limit the ability of the Company following the Closing, Buyer or any of their respective Affiliates to amend, modify or terminate any Company Benefit Plan, Buyer Plan or other employee benefit program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.

(f) Buyer acknowledges that the Contracts set forth on Section 4.5(f)(i) of the Disclosure Schedules are, as of the Closing, obligations of the Company and such Contracts shall remain the obligations of the Company following the Closing. Following the Closing, Buyer shall negotiate in good faith with the Continuing Employees set forth on Section 4.5(f)(ii) of the Disclosure Schedules with respect to potential amendments to their respective employment (or similar) agreements as set forth on Section 4.5(f)(ii) of the Disclosure Schedules.

Section 4.6 Tax Matters.

(a) Tax Returns.

(i) Seller shall prepare or cause to be prepared all Tax Returns of the Company for any Pre-Closing Tax Period. Seller shall timely prepare or cause to be timely prepared and shall timely file or cause to be timely filed with the appropriate taxing authorities all such Tax Returns described in the preceding sentence. Seller shall timely pay all Taxes due with respect to any Tax Return described in this Section 4.6(a)(i). With respect to any Tax Return filed after the Closing Date, Seller shall deliver a completed draft of said Tax Return (or redacted or pro forma draft of said return to the extent the return is filed on a consolidated, combined or unitary basis and includes information about the Seller group outside of the Company) to Buyer for Buyer’s review and comment a reasonable period of time prior to the filing thereof (such reasonable period to be at least thirty (30) days in the case of any U.S. federal income Tax Return and at least three (3) days in the case of any state or local income Tax Return). Seller shall reflect all comments of Buyer, acting reasonably, on the Tax Returns that are filed pursuant to this Section 4.6(a)(i). For the avoidance of doubt, Seller shall provide to Buyer with any Tax Return described herein any workpaper, calculation, schedule, election, form or similar document that reflects and/or makes effective the (i) Pre-Closing Election and Tax treatment described in Section 2.11(1) hereof, (ii) election described in Section 4.6(i) hereof, and (iii) election, if necessary, pursuant to Section 362(e)(2)(C) described in Section 2.11(1). If no Tax Return is due or must be filed with respect to the actions described in clauses (i) through (iii) of the immediately preceding sentence, Seller shall nonetheless provide the workpaper, calculation, schedule, election, form or similar document that reflects and/or makes effective the election or Tax treatment contemplated herein to Buyer.

(ii) Buyer shall prepare or cause to be prepared all Tax Returns of the Company for all taxable periods ending after the Closing Date. Tax Returns for Straddle Periods shall be prepared on a basis consistent with past practices of the Company except to the extent otherwise required by applicable Law. Buyer shall permit the Seller to review and comment on each such Tax Return for Straddle Periods prior to the filing thereof. Buyer will consider all such comments in good faith. Buyer shall pay all Taxes due with respect to such Tax Returns subject to its right to indemnification for the portion of said Taxes for which Seller is responsible pursuant to Section 5.2(a)(iii) and in accordance with the methodology set forth in Section 4.6(b).

(b) In the case of any Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending on the Closing Date shall be deemed to be:

(i) In the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period; and

(ii) In the case of Taxes not described in (i) above (such as Taxes that are based upon or related to income or receipts, based upon occupancy or imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible)), the amount of any such Taxes shall be determined as if such Tax period ended as of the close of business on the Closing Date, except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, shall be allocated on a per diem basis.

(c) To the extent permitted under applicable Law, the taxable year of the Company that includes the Closing Date shall close, and in any event shall be treated as closing, at the end of the day on the Closing Date for all income Tax purposes, and all income Tax Returns shall be filed consistently with the foregoing.

(d) Buyer, the Company and the Seller shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and other representatives to reasonably cooperate, in preparing and filing all Tax Returns and in resolving all disputes and audits with respect to all periods relating to Taxes, including by maintaining and making available to each other all records necessary in connection with Taxes and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder; provided that nothing in this Section 4.6(d) shall require a party to provide the other party with any consolidated, combined unitary or other Tax Return of such party, except as otherwise contemplated in Section 4.6(a) with respect to the reporting for Tax purposes of the elections and Tax treatment described in Section 4.6(i) and Section 4.6(j).

(e) With respect to any Pre-Closing Tax Period or the portion of any Straddle Period ending on and including the Closing Date, without the prior written consent of the Seller (which consent shall not be unreasonably withheld, conditioned or delayed), Buyer shall cause the Company not to (i) make, change or rescind any Tax election, (ii) amend any Tax Return, (iii) file any Tax Return in a jurisdiction in which the Company did not file previously (unless Buyer reasonably determines that such filing is necessary based on a change in circumstances occurring after the taxable period in respect of any previously filed Tax Return), (iv) engage in any voluntary disclosure or similar process with any taxing authority, (v) extend the statute of limitations with respect to any Tax, or (vi) take any other action, in each case that would reasonably be expected to have the effect of increasing the liability of the Seller for Taxes pursuant to Article V of this Agreement.

(f) Tax Claims.

(i) With respect to any Tax audit or similar administrative or judicial proceeding for Taxes of the Company related to a Pre-Closing Tax Period for which a claim for indemnification pursuant to this Agreement could be made (a “Tax Claim”), the Seller shall, solely at its cost and expense, control all such Tax Claims; provided, however, that (i) Buyer shall have the right to fully participate in any such Tax Claim with counsel of its own choosing, (ii) Seller shall keep the Buyer reasonably informed of such Tax Claim, and (iii) Seller shall first consult, in good faith with Buyer before taking any action with respect to the conduct of such Tax Claim. Notwithstanding the foregoing, the Seller shall not settle such Tax Claim without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed.

(ii) Buyer shall control all Tax audits or similar administrative or judicial proceedings for Taxes related to any claim for Taxes of the Company for a Straddle Period; provided, however, that Buyer shall not settle such Tax Claim without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(g) Transfer Taxes. All transfer, documentary, sales, use stamp, registration and other such Taxes, and any conveyance fees or recording charges (collectively, “Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement shall be paid 50% by Buyer and 50% by Seller. The Party required by applicable Law to do so shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable Law, the other Parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other necessary and required documentation.

(h) Tax Refunds and Credits. Seller shall be entitled to any refund or credit of Taxes for any Pre-Closing Tax Period or which relate to the portion of a Straddle Period ending on and including the Closing Date. Buyer shall, if Seller so reasonably requests and at Seller’s expense, file for and obtain or cause its relevant Affiliates to file for and obtain any refunds or credits with respect to such Tax periods; provided, that Buyer shall not be required to take any action to the extent such action is reasonably expected to be materially adverse to Buyer or any of its Affiliates. Seller shall have the right to control the conduct of any such claim for any Pre-Closing Tax period at Seller’s sole cost and expense; provided that (i) Seller shall keep Buyer reasonably informed regarding the status of any such claim, (ii) Buyer shall have the right to participate fully in any such proceeding, including selecting counsel of its choosing to represent Buyer and (iii) Seller shall not settle or compromise any such claim without obtaining the advance written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed). Payments pursuant to this Section 4.6(h) shall be made in immediately available funds within 15 days of the actual receipt or realization of the applicable refund or credit (and shall include, for the avoidance of doubt, any interest paid thereon, but shall be net of any reasonable and documented out-of-pocket third-party expenses of Buyer and any Taxes in respect of the receipt or accrual of such refund or credit). Buyer shall control any such claims related to a Straddle Period; provided that (i) Buyer shall keep Seller reasonably informed regarding the status of any such claim, (ii) Seller shall have the right to participate fully in any such proceeding, including selecting counsel of its choosing to represent Seller and (iii) Buyer shall not settle or compromise any such claim without obtaining the advance written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed).

(i) Tax Election. Seller shall make or cause to be made and effective for the Tax period ending on or prior to the Closing Date an election pursuant to Treasury Regulation Section 1.1502-36(d)(6)(i)(A) to reduce the Seller’s Tax basis in the Company Interests to the extent necessary such that the Company’s Tax attributes, available for reduction under Treasury Regulation Section 1.1502-36(d)(4), are not subject to reduction under Treasury Regulation Section 1.1502-36(d).

Section 4.7 Administration of Claims Post-Closing. Following the Closing, the Seller will promptly notify the Company of any Claims that Seller or its Affiliates receive with respect to the Asbestos-Related Liabilities or the Environmental Liabilities. The Company will promptly assume defense of any Claims with respect to the Asbestos-Related Liabilities or the Environmental Liabilities (regardless of whether initially received by the Company or by Seller or its Affiliates) and take such actions as are necessary to (a) actively pursue such defense in a manner reasonably intended to mitigate and minimize any Losses related thereto and (b) ensure the Company (and not the Seller or any Affiliate) is named as the defendant therein.

Section 4.8 Recovery Rights. Following the Closing, the Seller hereby assigns to the Company, and the Company shall be entitled to exercise, (a) all rights and remedies of the Seller and its Affiliates under the Insurance Policies and (b) all rights and remedies of the Seller and its Affiliates to be indemnified for Asbestos-Related Liabilities or the Environmental Liabilities pursuant to any Third Party Assumption Agreements. From and after the Closing, Seller hereby assigns to the Company and relinquishes any and all of its Recovery Rights with respect to the Insurance Policies and the Third Party Assumption Agreements (to the extent related to Asbestos-Related Liabilities or Environmental Liabilities). The Company hereby agrees that, in the event Buyer or the Company fails to promptly exercise such Recovery Rights in connection with a matter against which Seller is to be indemnified pursuant to Section 5.2(c) and the Company fails to so indemnify Seller, Seller shall be provided the opportunity to exercise such Recovery Rights. Following the Closing, the Company will retain all of its Recovery Rights. The Seller shall, and shall cause its Affiliates to, take all such commercially reasonable further action that is necessary or useful to effectuate the intent of this Section 4.8, including by providing the Company the benefit of such Recovery Rights if such rights are not assignable. For the avoidance of doubt, Seller is retaining all rights under any Third Party Assumption Agreements to the extent not related to Asbestos-Related Liabilities or Environmental Liabilities (including the right to make Claims (and settle Claims) to the extent not related to Asbestos-Related Liabilities or Environmental Liabilities under such Third Party Assumption Agreements).

Section 4.9 Transition Services. Until no later than the date that is three (3) months after the Closing Date, Seller shall provide, at cost, Buyer and the Company with such transition services, including use of the office space currently occupied by the Continuing Employees, as Buyer reasonably requests to support the work performed by the Continuing Employees on behalf of the Company in a manner following the Closing that is substantially similar to the work they performed for the Company prior to the Closing; provided that, the Seller shall not be required to provide the services set forth in Section 4.9 of the Disclosure Schedules.

Section 4.10 Cooperation. Each of the Parties agrees to keep the other Party reasonably informed of material events, changes and developments with respect to the matters described in Section 4.10 of the Disclosure Schedules; provided that neither Party (or its Affiliates) shall be required to provide or furnish information if it in good faith reasonably believes that doing so would be reasonably be expected to (x) breach or violate any applicable Law or Order, (y) result in the loss of attorney-client privilege, work product protection or any other evidentiary privilege or protection, or (z) violate any confidentiality obligation with respect to such information, provided that in each case of (x), (y) and (z) the Parties agree to collaborate in good faith to make alternative arrangements to allow for such access or disclosure in a manner that does not result in the events set forth in (x), (y) or (z).

Section 4.11 Name Change.

(a) Within sixty (60) days of the Closing Date, Buyer shall cause the Company to adopt, execute, deliver and file such resolutions and other instruments as may be necessary or advisable to change the name of the Company from “BorgWarner Morse TEC LLC” to another name that does not include “BorgWarner” but does include either “Morse” or “Morse TEC”.

(b) Seller hereby grants to the Company a non-exclusive, non-transferable, non-sublicensable license to continue using the trade names “Morse” and/or “Morse TEC” solely as part of the corporate name of the Company and solely in connection with the operation of the management of Claims related to the Asbestos-Related Liabilities and the Environmental Liabilities until such Claims have been satisfied.

ARTICLE V
INDEMNIFICATION

Section 5.1 Survival. The representations and warranties of Seller and Buyer contained in this Agreement shall survive the Closing Date hereunder and continue in full force and effect until the date that is the second anniversary of the Closing Date, except that (i) the representations and warranties contained in Section 2.1 (Authority), Section 2.2 (Organization and Corporate Power), Section 2.4 (Capitalization) and Section 2.18 (Brokers) (collectively, the “Seller Fundamental Representations”) and Section 3.1 (Authority), Section 3.2 (Organization and Corporate Power) and Section 3.6 (Brokers) (collectively, the “Buyer Fundamental Representations”) shall survive indefinitely and (ii) the representations and warranties contained in Section 2.9 (Company Benefit Plans), Section 2.11 (Taxes), Section 2.13 (Environmental Matters) and the indemnification obligations set forth in Section 5.2(a)(iii)(A), (B) and (C) shall survive for a period ending sixty (60) days after the expiration of the applicable statute of limitations. The indemnification obligations set forth in Section 5.2(a)(iii)(D) shall survive for a period of ten (10) years following the Closing Date.

Section 5.2 Indemnification.

(a) By the Seller. From and after the Closing, Seller agrees to defend, indemnify and hold harmless the Buyer, the Company and their respective Affiliates and each of their respective managers, officers, directors, employees, agents and other Representatives (each, a “Buyer Indemnified Party”) from and against any and all Losses, relating to, arising out of or attributable to:

(i) any breach of or inaccuracy in any representation or warranty of Seller in this Agreement;

(ii) any breach of or failure by the Seller or its Affiliates to perform, or cause to be performed, any of the covenants or obligations contained in this Agreement or the other agreements contemplated hereby;

(iii) (A) any liability or obligation for Taxes of the Company, for any Tax period ending on or before the Closing Date (“Pre-Closing Tax Period”) or with respect to any Tax period that begins on or before and ends after the Closing Date (“Straddle Period”) for the portion thereof ending on the Closing Date, (B) any liability or obligation (as a result of Treasury Regulations Section 1.1502-6 or otherwise) for Taxes of any Person (other than Company) which is or has ever been affiliated with Company or with whom Company otherwise joins or has ever joined (or is or has ever been required to join) in filing any consolidated, combined, unitary, aggregate or similar Tax Return, prior to the Closing Date, (C) any Transfer Taxes allocated to the Seller pursuant to Section 4.6(g) or (D) any liability or obligation for Taxes relating to any breach of or failure of the representations and warranties set forth in Section 2.11(j), (k) or (l); and

(iv) any liability or obligation of the Company relating to or arising out of the operation, conduct or activities of the Company or any Affiliate thereof prior to the Closing, in each case other than Asbestos-Related Liabilities, Environmental Liabilities or Taxes.

Seller hereby acknowledges that all references to “the Company” in Section 5.2(a)(iii) and Section 5.2(a)(iv) (and any applicable definitions in defined terms used therein) include each predecessor entity merged into the Company.

Notwithstanding anything herein to the contrary, the Buyer Indemnified Parties shall not be entitled to indemnification pursuant to Section 5.2(a)(i) until: (x) with respect to any given claim for Losses, such claim is individually (or when aggregated with claims arising out of the same or similar facts and circumstances) in excess of $25,000 (the “Individual Basket Amount”) (it being understood that the Buyer Indemnified Parties may recover for the full amount of such Losses once the claim exceeds such Individual Basket Amount) and (y) the aggregate Losses of the Buyer Indemnified Parties with respect to indemnification claims pursuant to Section 5.2(a)(i) that individually exceed the Individual Basket Amount exceeds on a cumulative basis an amount equal to one percent (1%) of the Closing Payment (the “Deductible”), whereupon the Buyer Indemnified Parties shall be entitled to recover such Losses solely in excess of the Deductible; provided that, in each case of clauses (x) and (y) of this sentence, the foregoing limitations shall not apply with respect to breaches of Seller Fundamental Representations. Notwithstanding the foregoing, the aggregate liability of the Seller for all indemnification claims brought pursuant to Section 5.2(a)(i) shall not exceed an amount equal to ten percent (10%) of the Closing Payment; provided that, with respect to breaches of Seller Fundamental Representations, the aggregate liability of the Seller for such indemnification claims shall not exceed the Closing Payment. Notwithstanding the foregoing, the aggregate liability of the Seller for all indemnification claims brought pursuant to clause (D) of Section 5.2(a)(iii) shall not exceed the amount set forth on Section 5.2(a)(iii) of the Disclosure Schedules.

(b) By the Buyer. From and after the Closing, Buyer agrees to defend, indemnify and hold harmless Seller and its Affiliates and each of their respective managers, officers, directors, employees, agents and other Representatives (each, a “Seller Indemnified Party”) from and against any and all Losses, relating to, arising out of or attributable to:

(i) any breach of or inaccuracy in any representation or warranty of Buyer in this Agreement; and

(ii) any breach of or failure by Buyer to perform, or cause to be performed, any of the covenants or obligations contained in this Agreement, the Buyer Guarantee or any other agreement contemplated hereunder to which Buyer is a party.

Notwithstanding anything herein to the contrary, the Seller Indemnified Parties shall not be entitled to indemnification pursuant to Section 5.2(b)(i) until: (x) with respect to any given claim for Losses, such claim is individually (or when aggregated with claims arising out of the same or similar facts and circumstances) in excess of the Individual Basket Amount (it being understood that the Seller Indemnified Parties may recover for the full amount of such Losses once the claim exceeds such Individual Basket Amount) and (y) the aggregate Losses of the Seller Indemnified Parties with respect to indemnification claims pursuant to Section 5.2(b)(i) that individually exceed the Individual Basket Amount exceeds on a cumulative basis an amount equal to the Deductible, whereupon the Seller Indemnified Parties shall be entitled to recover such Losses solely in excess of the Deductible; provided that, in each case of clauses (x) and (y) of this sentence, the foregoing limitations shall not apply with respect to breaches of Buyer Fundamental Representations. Notwithstanding the foregoing, the aggregate liability of the Buyer for all indemnification claims brought pursuant to Section 5.2(b)(i) shall not exceed an amount equal to ten percent (10%) of the Closing Payment; provided that, with respect to breaches of Buyer Fundamental Representations, the aggregate liability of the Buyer for such indemnification claims shall not exceed the Closing Payment.

(c) By the Company. From and after the Closing, the Company shall defend, indemnify and hold harmless the Seller Indemnified Party from and against any and all Losses relating to, arising out of or attributable to:

(i) the Asbestos-Related Liabilities; and

(ii) the Environmental Liabilities; provided that, the indemnity obligation set forth in this Section 5.2(c) shall not apply to the extent Seller is providing an indemnity to the Buyer Indemnified Parties for such liability or obligation as set forth in Section 5.2(a).

(d) Mitigation. The Parties shall use commercially reasonable efforts to mitigate any Losses claimed under this Article V upon becoming aware of such Losses.

(e) Exclusive Remedy. Other than with respect to matters involving Fraud or for which the remedy of specific performance, injunctive relief or other non-monetary equitable remedies are available, indemnification pursuant to this Article V shall be the sole and exclusive remedy of all parties from and after the Closing with respect to any matter arising under this Agreement of any kind or nature, including for any misrepresentation or breach of any warranty, covenant, or other provision contained in this Agreement, and the Parties hereto hereby waive and release any other rights, remedies, causes of action, or claims that either of them have or that may arise against any other Party with respect thereto.

(f) The amount of any and all Losses for which indemnification is provided pursuant to this Article V (other than Section 5.2(a)(iii)(D)) will be net of any reduction in taxes actually realized (determined on a “with or without” basis) by an Indemnified Party (as determined in its reasonable discretion exercised in good faith) by reason of payment of such obligation or liability (taking into account any tax cost or reduction in such tax benefits by reason of receipt of the indemnification payment) and any amounts of any insurance proceeds, other indemnification payments, contribution payments or reimbursements actually received (net of any deductibles and the costs and expenses incurred in obtaining such proceeds, payments or reimbursements) by the Indemnified Party with respect to such Losses or any of the circumstances giving rise thereto, which the Indemnified Party shall use commercially reasonable efforts to seek. For the avoidance of doubt, if the Indemnified Party is entitled to claims or payments in respect of the same factual circumstances under more than one provision of this Agreement, it will only be entitled to recover indemnification for any specific Loss once under the provisions of this Agreement.

(g) Notwithstanding anything herein to the contrary, the Buyer Indemnified Parties shall not be entitled to any indemnification arising out of any Losses (i) for any Taxes arising in any taxable period (or portion thereof) beginning after the Closing Date attributable to a breach of the representations in Section 2.11, other than the representations in Section 2.11(e) or Section 2.11(i), Section 2.11(j), Section 2.11(k) or Section 2.11(l), or (ii) for Taxes arising from actions of Buyer or its Affiliates on the Closing Date after the Closing outside the ordinary course of business.

Section 5.3 Procedure for Indemnification.

(a) Any Buyer Indemnified Party or Seller Indemnified Party seeking indemnification under Section 5.2 (an “Indemnified Party”) (except indemnification claims with respect to Section 5.2(a)(i) which arise under Section 2.11 or Section 5.2(a)(iii), both of which shall be governed by Section 4.6(f)) shall, in the case of a Buyer Indemnified Party, promptly notify in writing the Seller and, in the case of a Seller Indemnified Party, promptly notify in writing the Buyer or the Company, as applicable (any such notice, a “Notice of Claim”); provided, however, that no delay on the part of any Indemnified Party in providing such notice shall adversely affect the rights of the Indemnified Party under Section 5.2. The Notice of Claim shall set forth in reasonable detail (i) the date and nature and basis of such claim and (ii) a good faith estimate of the amount of such claim. The Indemnified Party shall provide any information reasonably requested by the Seller, the Buyer or the Company, as the case may be, in relation to such claim.

(b) If a claim for indemnification is with respect to a Claim by a third-party against an Indemnified Party, the Seller, in the case of a claim by a Buyer Indemnified Party and Buyer or the Company, in the case of a claim by a Seller Indemnified Party (the Seller, Buyer or the Company, as applicable, the “Indemnifying Party”), shall be entitled (but not obligated) to defend the Indemnified Party against such Claim with counsel selected by the Indemnifying Party (subject to the reasonable approval of the Indemnified Party) at the Indemnifying Party’s sole cost and expense; provided however that prior to assuming such control of the Claim, the Indemnifying Party acknowledges in writing that it is obligated to indemnify the Indemnified Party with respect to such Claim to the extent provided for in, and subject to the limitations of, this Article V. The Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement with respect to such Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed), unless the judgment or proposed settlement (i) releases the Indemnified Party and its Affiliates from all liability or obligation in connection with such Claim, (ii) does not impose an injunction or other equitable relief upon the Indemnified Party or its Affiliates and (iii) does not involve a finding or admission of any violation of applicable Law or other wrongdoing by the Indemnified Party or its Affiliates. If the Indemnifying Party elects to assume the defense of such a Claim, the Indemnified Party shall, at the Indemnifying Party’s sole cost and expense, cooperate in all reasonable respects with the Indemnifying Party and its attorneys in such defense. In any such Claim, the Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at its own expense unless representation of both the Indemnified Party and the Indemnifying Party by the same counsel would represent a conflict of interest for such counsel under applicable standards of professional conduct for attorneys, in which case the Indemnifying Party will pay the reasonable fees and expenses of such counsel.

(c) An indemnity payment made by the Buyer or the Seller pursuant to this Agreement shall be treated as an adjustment to the purchase price for Tax purposes, unless otherwise required by applicable Law or an audit or other administrative or judicial action with respect to either of such Parties causes any such payment not to constitute an adjustment to the purchase price for Tax purposes.

ARTICLE VI
MISCELLANEOUS

Section 6.1 Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects with respect to any of the terms contained herein only in a writing signed by each of the Parties.

Section 6.2 Extension; Waiver. Each Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements of the other Parties contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

Section 6.3 Expenses. Except as otherwise provided in this Agreement, all fees and expenses incurred by the Parties hereto shall be borne solely by the Party that has incurred such fees and expenses whether or not the transactions contemplated hereby are consummated; provided that, all fees and expenses incurred by the Company, including all fees payable to Duff & Phelps LLP in connection with the Solvency Opinion, shall be paid by the Seller.

Section 6.4 Notices. All notices and other communications in connection with this Agreement will be in writing and will be deemed duly given (a) on the date of delivery if delivered personally, by facsimile or by electronic mail so long as confirmation of delivery is obtained or (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service. All notices in connection with this Agreement will be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

(a) if to Buyer, to:

Enstar Holdings (US) LLC
411 Fifth Ave.
5th Floor
New York, NY 10016
Attention:	Paul Brockman
Facsimile No.:	727-576-3627
Email:	Paul.Brockman@enstargroup.com

with a copy to:

Hogan Lovells US LLP
1735 Market Street, Suite 2300
Philadelphia, PA 19103
Attention:	Robert C. Juelke
Facsimile No.:	267-675-4601
Email:	bob.juelke@hoganlovells.com

(b) if to the Seller, to:

BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, MI 48326
Attention:	Chief Legal Officer
Facsimile No.:	248-754-0860
Email:	tcalaway@borgwarner.com

with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention:	Ravi Purushotham
William Russell
Michael Torkin
Facsimile No.:	(212) 455-2627
Email:	rpurushotham@stblaw.com
wrussell@stblaw.com
michael.torkin@stblaw.com

Section 6.5 Entire Agreement.

(a) This Agreement, the Schedules and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof.

(b) Any disclosure in any Party’s Disclosure Schedule under this Agreement corresponding to and qualifying a specific numbered paragraph shall be deemed to correspond to and qualify any other numbered paragraph relating to such Party to which the applicability of the disclosure is readily apparent on the face of such disclosure. Certain information set forth in the Disclosure Schedules is included solely for informational purposes, is not an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedules is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedules in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in a Disclosure Schedule is or is not material for purposes of this Agreement.

Section 6.6 Third Party Beneficiaries. This Agreement is not intended to confer any rights (including the right to rely upon the representations, warranties and covenants set forth herein), benefits, remedies, obligations or liabilities upon any Person other than the Parties hereto and their respective successors and assigns, except that the provisions of Section 4.3 shall be enforceable by each Company Indemnified Party and his or her heirs, executors or administrators and representatives.

Section 6.7 Severability. If any term, provision, covenant or restriction (or part thereof) of this Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in a manner materially adverse to any Party hereto.

Section 6.8 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void.

Section 6.9 Governing Law. This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware without regard to principles of conflicts of Law that would require or permit the application of the Laws of another jurisdiction.

Section 6.10 Exclusive Jurisdiction. Each of the Parties (a) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware in the City of Wilmington, or, if such court does not have subject matter jurisdiction, any court of the State of Delaware having subject matter jurisdiction, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware in the City of Wilmington, or, if such court does not have subject matter jurisdiction, any court of the State of Delaware having subject matter jurisdiction, and (d) consents to service of process being made through the notice procedures set forth in Section 6.4.

Section 6.11 Specific Performance. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware in the City of Wilmington or, if such court does not have subject matter jurisdiction, any court of the State of Delaware, without proof of actual damages or otherwise (and, to the fullest extent permitted by Law, each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.

Section 6.12 Legal Representation.

(a) Simpson Thacher & Bartlett LLP (“STB”) has acted as counsel for the Seller and the Company (prior to and including the Closing) (collectively, the “Company Parties”) in connection with the other transaction documents and the transactions contemplated hereby and thereby (the “Acquisition Engagement”) and, in that connection, not as counsel for any other Person, including, without limitation, Buyer or any of its Affiliates (including the Company following the Closing). Only the Company Parties shall be considered clients of STB in the Acquisition Engagement. If the Seller so desires, STB shall be permitted, without the need for any future waiver or consent, to represent the Seller after the Closing in connection with any matter related to the matters contemplated by any of the other transaction documents or any disagreement or dispute relating thereto and may in connection therewith represent the Representatives or Affiliates of the Seller in any of the foregoing cases including, without limitation, in any action, dispute, litigation or other adversary proceeding against, with or involving Buyer, the Company following the Closing or any of their Representatives or Affiliates.

(b) To the extent that communications between Seller, the Company or any of their Affiliates, on the one hand, and STB, on the other hand, relate to the Acquisition Engagement, such communication shall be deemed to be attorney-client confidences that belong solely to the Seller. Neither Buyer nor any of its Affiliates, including the Company following the Closing, shall have access to (Buyer hereby waives, on behalf of each, any right of access it may otherwise have with respect to) any such communications or the files or work product of STB, to the extent that they relate to the Acquisition Engagement. Without limiting the generality of the foregoing, Buyer acknowledges and agrees, for itself and on behalf of its Affiliates, including the Company following the Closing, upon and after the Closing: (i) the Seller and STB shall be the sole holders of the attorney-client privilege of the Company Parties with respect to the Acquisition Engagement, and neither Buyer nor any of its Affiliates, including the Company following the Closing, shall be a holder thereof; (ii) to the extent that files or work product of STB in respect of the Acquisition Engagement constitute property of a client of STB, only the Seller shall hold such property rights of any Company Parties and have the right to waive or modify such property rights; and (iii) STB shall have no duty whatsoever to reveal or disclose any such attorney-client communications, files or work product to Buyer or any of its Affiliates, including the Company following the Closing, by reason of any attorney-client relationship between STB and the Company Parties or otherwise; provided that, to the extent any communication is both related and unrelated to the Acquisition Engagement, STB shall provide (and the Seller, for and on behalf of the other Company Parties, shall instruct STB to provide) appropriately redacted versions of such communications, files or work product to Buyer or its Affiliates, including the Company following the Closing. Notwithstanding the foregoing, in the event that a dispute arises between any of Buyer or the Company following the Closing or their Affiliates, on the one hand, and the Seller, on the other hand, concerning the matters contemplated in any of the transaction documents, Buyer, for itself and on behalf of its Affiliates and the Company following the Closing and its Affiliates, agrees that Buyer, the Company following the Closing and their Affiliates shall not offer into evidence or otherwise attempt to use or assert the foregoing attorney-client communications, files or work product against the Seller.

(c) Without limitation of the foregoing, any other communication between the Seller, the Company or any of their Affiliates, on the one hand, and any Representative of the Seller, the Company or any of their Affiliates (other than STB) or any other third person, prior to the Closing and relating to the Acquisition Engagement shall be deemed confidential information of the Seller, and from and after the Closing, such communications shall be deemed to be confidential information that belongs solely to the Seller. Prior to the Closing, the Company shall be entitled to transfer possession of such communications (including any tangible and intangible copies of such communications) to the Seller. Notwithstanding the foregoing, in the event that a dispute arises between any of Buyer or the Company following the Closing or their Affiliates, on the one hand, and the Seller, on the other hand, concerning the matters contemplated in any of the transaction documents Buyer, for itself and on behalf of its Affiliates and the Company following the Closing and its Affiliates, agrees that Buyer and the Company following the Closing and their Affiliates shall not offer into evidence or otherwise attempt to use or assert the foregoing communications against the Seller.

Section 6.13 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties (including by facsimile or via portable document format (.pdf)), it being understood that all Parties need not sign the same counterpart.

Section 6.14 Interpretation. The words “include,” “includes,” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Schedules. The word “will” shall be construed to have the same meaning and effect as the word “shall.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The Disclosure Schedules are hereby incorporated in and made a part of this Agreement as if set forth in full herein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Law defined or referred to herein means such Law as from time to time amended, modified or supplemented, including by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. This Agreement is the product of negotiations by the Parties having the assistance of counsel and other advisers. It is the intention of the Parties that this Agreement not be construed more strictly with regard to one Party than with regard to the others. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 6.15 Definitions. The following terms and those set forth in the Index of Defined Terms shall have the meanings specified in this Section 6.15 or on the corresponding page number of the Index of Defined Terms:

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, Controls, is controlled by, or is under common control with, such first Person.

“Asbestos-Related Liabilities” means any Losses relating to, arising out of or attributable to:

(a) the actual or alleged exposure of any person to asbestos, silica, asbestos-containing materials or silica-containing materials in any product actually or allegedly manufactured, marketed, sold, used, installed, or distributed by the Company, Seller or their current or former Affiliates or any predecessor thereto, including Borg-Warner Corporation and its former Affiliates, in each case, prior to the Closing;

(b) the actual or alleged exposure and/or secondary exposure and/or bystander exposure of any person to asbestos, silica, asbestos-containing materials or silica-containing materials arising from the actual or alleged existence, operation, maintenance, use, removal or disposal, in each case, prior to the Closing, of any asbestos, silica, asbestos-containing materials or silica-containing materials present at any facility, building, manufacturing plant or other real property formerly owned, leased, occupied or utilized by the Company, Seller or its current or former Affiliates or any predecessor thereto, including Borg-Warner Corporation and its former Affiliates; and

(c) any Claims with respect to the insurance coverage litigation.

For the avoidance of doubt, “Asbestos-Related Liabilities” shall include any asbestos-related Claims made under worker compensation programs offered to current or former employees of the Seller or its current or former Affiliates or any predecessor thereto, including Borg-Warner Corporation and its former Affiliate. The Seller Indemnified Parties shall be entitled to indemnification hereunder with respect to Asbestos-Related Liabilities, notwithstanding the theory of liability alleged in a Claim, including any Claim in respect of Asbestos-Related Liabilities that alleges the Company was not Solvent as of Closing or any Claim in respect of Asbestos-Related Liabilities made under or in respect of applicable federal or state fraudulent transfer law.

“Business Day” means any day except a Saturday, a Sunday or other day on which banking institutions in the New York, New York are authorized or required by Law to be closed.

“Claim” means any demand, claim, action, legal proceeding (whether at law or in equity), investigation, arbitration, hearing, audit or suit commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Entity.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each material “employee benefit plan,” within the meaning of Section 3(3) of ERISA, and each other material stock grant, stock purchase, stock option, restricted stock, other equity or equity-related, severance, employment, consulting, change-in-control, retention, fringe benefit, loan, collective bargaining, bonus, incentive, sabbatical, medical, dental, vision, disability, cafeteria benefit, dependent care, welfare benefit, life insurance or accident insurance, retirement, supplemental retirement, deferred compensation or other compensation or benefit plan, agreement, program, policy or arrangement, currently sponsored or maintained by the Company.

“Confidentiality Agreement” means the Confidentiality Agreement between Seller and Enstar Group Limited, dated as of July 3, 2019.

“Constituent Documents” means, with respect to any Person, the charter, the certificate or articles of incorporation or formation, bylaws, limited liability company or operating agreement or comparable organizational documents of such Person, as the same may be amended, supplemented or otherwise modified from time to time.

“Contract” means any note, bond, debenture, mortgage, indenture, deed of trust, license, lease, agreement or other contract, agreement, commitment, instrument or obligation, in each case, including all amendments, supplements or other modifications thereto.

“Control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

“Disclosure Schedules” means the Disclosure Schedules attached hereto, dated as of the date of this Agreement, delivered by Seller to Buyer in connection with this Agreement.

“Environmental Laws” means any Laws protecting the environment, quality of the ambient air, soil, surface water or groundwater, or natural resources or protecting human health and safety as related to exposure to any harmful or deleterious substance.

“Environmental Liabilities” means any Losses under any Environmental Laws or with respect to any release of or exposure to any Hazardous Materials of the Company (but, for the avoidance of doubt, not including any of the Asbestos-Related Liabilities), relating to, arising out of or attributable to any businesses, operations or services of the Company prior to the Closing at each of the properties and for the Claims set forth on Section 6.15(a) of the Disclosure Schedule, including any such Losses with respect to matters for which Seller or its Affiliates remain liable pursuant to any contractual arrangement set forth on Section 6.15(a) of the Disclosure Schedule.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, each trade or business, whether or not incorporated, that, together with such Person, would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the related rules and regulations promulgated thereunder.

“Fraud” means actual fraud by a Party made in the express representations and warranties set forth in this Agreement or made with the intent to induce the other Party to enter into this Agreement in reliance thereon.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Entity” means, anywhere in the world, any supranational, national, federal, state, provincial, municipal, local or foreign government, governmental or quasi-governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, arbitral body or other tribunal.

“Hazardous Materials” means any substance, material or waste defined as hazardous, or, toxic or as a pollutant or contaminant or terms of similar meaning, or regulated regarding adverse or potentially adverse impacts on human health or the environment, under any Environmental Law.

“Independent Accountant” means one of the “Big Four” international accounting firms that does not have a significant business relationship with Seller or Buyer or their respective Affiliates, as mutually agreed by Seller and Buyer in good faith.

“Intellectual Property” means all worldwide intellectual property rights, including all (i) patents, patent applications and inventions, (ii) trademarks, service marks, corporate names, trade names, domain names, social and mobile media identifiers, logos, trade dress, design rights, and other designations of source or origin, together with the goodwill symbolized by any of the foregoing, and (iii) copyrights.

“Knowledge” means the actual knowledge, after reasonable inquiry, of (a) with respect to the Seller, the persons set forth on Section 6.15(b) of the Disclosure Schedules and (b) with respect Buyer, the persons set forth in Section 6.15(c) of the Disclosure Schedules.

“Law” means any United States, federal, state or local or any foreign law (in each case, statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, statute, regulation or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by a Governmental Entity.

“Liability Transferor” means each Person designated as a “Liability Transferor” in the Assumption Agreement.

“Lien” means any lien (statutory or otherwise), pledge, hypothecation, mortgage, charge, encumbrance, or security interest of any kind or nature whatsoever.

“Losses” means liabilities, obligations, losses, fines, costs, payments, deficiencies or damages (including out-of-pocket expenses and reasonable fees and expenses of professional advisors including attorneys).

“Order” means any order, writ, injunction, decree, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Permit” means any governmental license, permit, certificate, approval or authorization.

“Permitted Lien” means (i) any Lien for Taxes not yet delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established to the extent required by GAAP, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens, including statutory liens, in each case incurred in the ordinary course of business to secure claims which are not yet delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) statutory landlords’ Liens and Liens granted to landlords under any lease Liens representing any interest or title of a lessors, licensor, sublessor, or sublicensor under any lease, sublease, license or sublicense and (v) Liens or encumbrances imposed on the underlying fee interest in real property subject to a Lease.

“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof, and for the avoidance of doubt shall include any “group” (as set forth in Section 13(d)(3) of the Exchange Act) of Persons.

“Recovery Rights” shall mean any and all rights, titles, privileges, interests, claims, demands, or entitlements to any proceeds, payments, initial or supplemental dividends, scheme payments, supplemental scheme payments, causes of action, and choses in action under, for or related to the Insurance Policies or the Third Party Assumption Agreements whether now existing or hereafter arising, accrued, unaccrued, liquidated or unliquidated, matured or unmatured, disputed or undisputed, fixed or contingent.

“Reorganization Documents” means all agreements, certificates and other documents entered into in connection with the Reorganization Transactions.

“Reorganization Transactions” means the transactions set forth on Section 6.15(d) of the Disclosure Schedules.

“Representatives” means, with respect to any Person, such Person’s and its Affiliates officers, agents, employees, consultants, professional advisers (including attorneys, accountants and financial advisors).

“Roll-Forward Amount” means an amount equal to all payments made by Seller or its Subsidiaries (other than the Company, BorgWarner Transmission Systems LLC and BorgWarner Diversified Transmission Products Inc.) on behalf of the Company, BorgWarner Transmission Systems LLC or BorgWarner Diversified Transmission Products Inc. after December 31, 2018 to satisfy Asbestos-Related Liabilities and Environmental Liabilities, including defense-related costs.

“Solvent” means, with respect to any Person (a) the assets of such Person, at a Fair Valuation, exceed its respective Debts (including contingent Liabilities); (b) the Present Fair Salable Value of the assets of such Person is more than the amount that will be required to pay its respective probable liability on their respective existing Debts as they become absolute and matured; (c) such Person should be able to pay their respective Debts (including contingent Liabilities) as they become due; and (d) such Person will not have an unreasonably small amount of assets (or capital) for the businesses in which it is engaged or in which management has indicated it intends to engage. As used in in the definition of the term “Solvent” the following terms have the definitions indicated below:

(i) “Fair Valuation” means the aggregate amount for which assets of an entity would change hands between a willing buyer and a willing seller, in an arm’s length transaction, where both parties are aware of all relevant facts and neither party is under any compulsion to act.

(ii) “Present Fair Salable Value” means the aggregate amount of net consideration (giving effect to reasonable and customary costs of sale or taxes) that could be expected to be realized from a willing buyer by a willing seller, in an arm’s length transaction under present conditions in a current market for the sale of assets of a comparable business enterprise, where both parties are aware of all relevant facts and neither party is under any compulsion to act, where such seller is interested in disposing of the entire operation as a going concern, presuming the business will be continued, in its present form and character, and with reasonable promptness, not to exceed one year.

(iii) “Debt” and “Liability” each mean a liability on a right to payment, whether or not the right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured.

(iv) “An unreasonably small amount of assets (or capital) for the businesses in which it is engaged or in which management has indicated it intends to engage” means lacking sufficient capital for the anticipated operating needs of its business.

(v) “Able to pay its Debts (including contingent Liabilities) as they become due” means having the ability to generate enough cash from operations, asset dispositions, refinancing, or a combination thereof, to meet its obligations (including contingent Liabilities) as they become due.

“Subsidiary” means, with respect to any Person, any other corporation, partnership, joint venture, limited liability company or any other entity (i) of which such first Person or a Subsidiary of such first Person is a general partner or managing member or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or Persons performing similar functions with respect to such entity is directly or indirectly owned or controlled by such first Person and/or one or more Subsidiaries thereof.

“Tax Return” means any report, return, document, declaration or other information or filing that is filed or required to be filed with respect to Taxes (whether or not a payment is required to be made with respect to such filing), including, without limitation, information returns, declarations of estimated Taxes, amended returns or claims for refunds (and any attachments thereto).

“Taxes” means any and all federal, state, local, foreign or other taxes, charges, fees, levies, or other assessments of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including any income, franchise, alternative minimum, gains, intangible, windfall or other profits, gross receipts, property, capital, sales, use, transfer, registration, property, inventory, license, capital stock, payroll, employment, unemployment, disability, social security, workers’ compensation, severance, stamp, customs, duties, occupation, premium or net worth, excise, , withholding, ad valorem, value added, estimated or other tax, charge, fee, levy, or other assessments of any kind that is, has been or may in the future be (a) imposed, assessed or collected by or under the authority of any Governmental Authority, or (b) payable by reason of any contract, assumption, transferee- or successor- liability, operation of any applicable law, Treasury Regulation Section 1.1502-6 (or any analogous or similar provision under any applicable law), or otherwise.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, Seller, Buyer and the Company have caused this Agreement to be duly executed, all as of the date first written above.

BORGWARNER INC.

By:	/s/ Tonit M. Calaway
Name:	Tonit M. Calaway
Title:	Executive Vice President

BORGWARNER MORSE TEC LLC

By:	/s/ Michelle Logan
Name:	Michelle Logan
Title:	President BorgWarner Morse TEC LLC

ENSTAR HOLDINGS (US) LLC

By:	/s/ Paul Brockman
Name:	Paul Brockman
Title:	President